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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL
RECEIVED
AUG 26 2002
WASH. D.C.
180
SECTION

For the month of August, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)



Date August 20th, 2002

By [signature]
(Signature)

Setiawan Sulistyono
Head of Investor Relation Unit

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.



PT BIMANTARA CITRA Tbk
Menara Kebon Sirih, Jl. Kebon Sirih 17 - 19, Jakarta 10340
Phone : 3909211 - 3900310
Fax : 3909207

# CONSOLIDATED FINANCIAL STATEMENTS PT BIMANTARA CITRA Tbk

## PT Bimantara Citra Tbk and Its Subsidiaries
## Consolidated Balance Sheets
June 30, 2002 and 2001
(Figures in tables stated in millions of Rupiah)

| ASSETS | 2002 | 2001 |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | 238,071 | 1,019,597 |
| Short-term investments | 516,529 | 126,963 |
| Trade accounts receivable - net of allowance for doubtful accounts of Rp 24,752 million in 2002 and Rp 15,342 million in 2001 | 429,469 | 335,107 |
| Net investments in finance lease - net of allowance for doubtful accounts of Rp 2,171 million in 2002 and Rp 14,735 million in 2001 | 10,762 | 18,652 |
| Receivables from other financial services - net of allowance for doubtful accounts of Rp 1,895 million in 2002 and Rp 2,598 million in 2001 | 27,839 | 48,418 |
| Other receivables - net of allowance for doubtful accounts of Rp 6,869 million in 2002 and Rp 1,190 million in 2001 | 51,682 | 100,440 |
| Inventories | 158,896 | 155,507 |
| Advances and prepaid expenses | 104,594 | 165,055 |
| Prepaid taxes | 65,523 | 52,010 |
| Total Current Assets | 1,603,365 | 2,021,749 |
| **NONCURRENT ASSETS** | | |
| Net investments in finance lease | 10,405 | 18,032 |
| Restricted cash in bank | 299 | 5,968 |
| Deferred tax assets - net | 8,389 | 2,685 |
| Investments in associates (As restated) | 617,648 | 454,076 |
| Other investments | 60,491 | 134,124 |
| Fixed assets - net of accumulated depreciation of Rp 957,698 million in 2002 and Rp 645,034 million in 2001 | 1,219,512 | 1,154,793 |
| Receivables from related parties - net of allowance for doubtful accounts of Rp 57,602 million in 2002 and Rp 57,799 million in 2001 | 268,280 | 170,096 |
| Other assets | 213,646 | 180,179 |
| Total Noncurrent Assets | 2,398,670 | 2,119,953 |
| TOTAL ASSETS | 4,002,035 | 4,141,702 |

| LIABILITIES AND EQUITY | 2002 | 2001 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Loans | | |
| Related parties | 5,726 | 16,552 |
| Third parties | 305,996 | 300,597 |
| Trade accounts payable | 100,765 | 149,574 |
| Other payables | 79,467 | 34,734 |
| Unearned revenues | 47,085 | 60,840 |
| Taxes payable | 126,540 | 277,264 |
| Claims, insurance and reinsurance payables | 44,088 | 62,581 |
| Accrued expenses | 366,074 | 233,703 |
| Current maturities of long - term liabilities | | |
| Long-term loans | 164,833 | 83,831 |
| Lease liabilities | 308 | - |
| Total Current Liabilities | 1,240,882 | 1,219,676 |
| **NONCURRENT LIABILITIES** | | |
| Deferred tax liability-net | 2,323 | 33,345 |
| Employee benefit obligations | 2,309 | - |
| Payables to related parties | 36,979 | 52,994 |
| Negative goodwill | 50,746 | 2,011 |
| Long - term liaibilities - net of current maturities | | |
| Long - term loans | 668,744 | 824,347 |
| Lease liabilities | 380 | 719 |
| Estimated liability on loss of associate | 219,673 | 625,624 |
| Other noncurrent liabilities | 26,060 | 30,795 |
| Total Noncurrent Liabilities | 1,007,214 | 1,569,835 |
| MINORITY INTERESTS | 254,616 | 136,986 |
| **EQUITY** | | |
| Capital stock - Rp 500 par value per share<br>Authorized - 3 billion shares<br>Issued and paid-up capital 1,018 million shares in 2002 and 1,017 million shares in 2001 | 509,269 | 508,500 |
| Addition paid-in capital | 177,922 | 175,875 |
| Donated capital | 410 | 410 |
| Other capital - employee stock option | 4,586 | - |
| Difference due to changes in equity of subsidiary and associate | 311 | 311 |
| Translation adjustments (As restated) | 205,712 | 168,557 |
| Unrealized gain (loss) on available for sale equity securities | (8,012) | 1,060 |
| Retained earnings (As restated) | 609,125 | 360,492 |
| Total Equity | 1,499,323 | 1,215,205 |
| TOTAL LIABILITIES AND EQUITY | 4,002,035 | 4,141,702 |

## PT Bimantara Citra Tbk and Its Subsidiaries
## Consolidated Statements of Income
For The Six Months Ended June 30, 2002 and 2001
(Figures in tables stated in million of Rupiah, except basic earnings per share in Full Rupiah amount)

| | 2002 | 2001 |
|---|---|---|
| **REVENUES** | | |
| Sales of goods and services | 905,443 | 760,806 |
| Financial services | 14,963 | 21,747 |
| Total Revenue | 920,406 | 782,553 |
| COST OF SALES | 329,173 | 266,495 |
| GROSS PROFIT | 591,233 | 516,058 |
| OPERATING EXPENSES | 444,615 | 416,634 |
| INCOME FROM OPERATIONS | 146,618 | 99,424 |
| **OTHER INCOME (CHARGES)** | | |
| Gain (loss) on foreign exchange - net | 85,570 | (90,075) |
| Interest income | 30,152 | 15,401 |
| Equity in net income (loss) of associates | 2,730 | (8,341) |
| Interest expenses | (30,763) | (51,932) |
| Gain on sale of investments | - | 703,122 |
| Loss on sale of receivables | - | (239,993) |
| Others - net | (8,519) | (28,240) |
| Other Income (Charges) - Net | 79,170 | 299,942 |
| INCOME BEFORE TAX | 225,788 | 399,366 |
| TAX EXPENSES | (63,999) | (181,208) |
| INCOME FROM ORDINARY ACTIVITIES | 161,789 | 218,158 |
| MINORITY INTERESTS | (34,163) | (17,842) |
| NET INCOME | 127,626 | 200,316 |
| **BASIC EARNINGS PER SHARE (Full Rupiah amount)** | 125 | 197 |

## PT Bimantara Citra Tbk and Its Subsidiaries
## Consolidated Statements of Changes in Equity
For The Six Months Ended June 30, 2002 and 2001
(Figures in tables stated in million of Rupiah)

| | Paid-up capital stock | Additional paid-in capital | Donated capital | Other capital employee stock option | Difference due to changes in equity of a subsidiaries and an associates | Transalation adjustments | Unrealized gain on in (loss) available for sale equity securities | Retained Earnings (Deficit) | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| Balance at January 1, 2001 (As restated) | 508,500 | 175,875 | 410 | - | 86,382 | 52,545 | 25,292 | 175,431 | 1,024,435 |
| Differences due to changes in equity of a subsidiary and an associates | - | - | - | - | (86,071) | - | - | - | (86,071) |
| Foreign currency translation adjustment (As restated) | - | - | - | - | - | 116,012 | - | - | 116,012 |
| Unrealized gain (loss) on available for sale equity securities | - | - | - | - | - | - | (24,232) | - | (24,232) |
| Dividend | - | - | - | - | - | - | - | (15,255) | (15,255) |
| Net income for the period (As restated) | - | - | - | - | - | - | - | 200,316 | 200,316 |
| Balance at June 30, 2001 | 508,500 | 175,875 | 410 | - | 311 | 168,557 | 1,060 | 360,492 | 1,215,205 |
| Balance at January 1, 2002 | 508,500 | 175,875 | 410 | 4,630 | 311 | 202,007 | (23,915) | 501,840 | 1,369,658 |
| Paid-up capital | 769 | - | - | - | - | - | - | - | 769 |
| Additional paid-in capital | - | 2,047 | - | - | - | - | - | - | 2,047 |
| Employees stock options | - | - | - | (44) | - | - | - | - | (44) |
| Foreign currency translation adjustment | - | - | - | - | - | 3,705 | - | - | 3,705 |
| Unrealized gain (loss) on available for sale equity securities | - | - | - | - | - | - | 15,903 | - | 15,903 |
| Dividend | - | - | - | - | - | - | - | (20,341) | (20,341) |
| Net income for the period | - | - | - | - | - | - | - | 127,626 | 127,626 |
| Balance at June 30, 2002 | 509,269 | 177,922 | 410 | 4,586 | 311 | 205,712 | (8,012) | 609,125 | 1,499,323 |

**Notes :**

- The consolidated financial statements were not audited by public accountant.
- The conversion rate on June 30, 2002 and 2001 consisting of Rp 8,730 and Rp 11,440/ US$, respectively.

Jakarta, August 20, 2002

**PT BIMANTARA CITRA Tbk.**
**Board of Commissioners and Board of Directors**



TELKOM INDONESIA

# PERUSAHAAN PERSEROAN (PERSERO) P.T. TELEKOMUNIKASI INDONESIA, Tbk. AND SUBSIDIARIES

Committed 2U

CORPORATE OFFICE : Jl. Japati No. 1 Bandung 40133 (Jawa Barat)
Telepon (022) 4527337, Faksimil (022) 7104743

## CONSOLIDATED BALANCE SHEETS JUNE 30, 2001 AND 2002

(In Millions of Rupiah and Thousands of U.S. Dollar)

| ASSETS | 2001 Rp | 2002 Rp | 2002 U.S.$ |
|---|---|---|---|
| **CURRENT ASSETS** | | | |
| Cash and cash equivalents | 4,392,395 | 4,526,668 | 498,257 |
| Short-term investments - net | 254,538 | 612,347 | 67,402 |
| Trade accounts receivables | | | |
| Related parties - net of allowance for doubtful accounts of Rp 172,062 million in 2001 and Rp 414,546 million in 2002 | 1,671,863 | 1,905,159 | 209,704 |
| Third parties - net of allowance for doubtful accounts of Rp 282,364 million in 2001 and Rp 315,016 million in 2002 | 1,058,618 | 1,379,131 | 151,803 |
| Other account receivable - net of allowance for doubtful accounts of Rp 9,544 million in 2001 and Rp 29,968 million in 2002 | 241,727 | 183,024 | 20,146 |
| Inventories - net of allowance for obsolescence of Rp 36,291 million in 2001 and Rp 51,184 million in 2002 | 203,320 | 168,257 | 18,520 |
| Prepaid expenses | 319,512 | 455,108 | 50,094 |
| Sinking fund | 0 | 71,320 | 7,850 |
| **TOTAL CURRENT ASSETS** | 8,141,973 | 9,301,014 | 1,023,777 |
| **NON CURRENT ASSETS** | | | |
| Long-term investments-net | 199,083 | 94,207 | 10,370 |
| Property, plant and equipment - net of accumulated depreciation of Rp 14,613,763 million in 2001 and Rp 17,387,423 million in 2002 | 21,267,955 | 23,176,607 | 2,551,085 |
| Property, plant and equipment under revenue-sharing arrangements - net of accumulated depreciation of Rp 806,490 million in 2001 and Rp 883,529 million in 2002 | 490,784 | 410,122 | 45,143 |
| Advances and other noncurrent assets | 1,057,160 | 745,115 | 82,016 |
| Property not used in operations | 7,120 | 6,210 | 684 |
| Advances payment for investment in shares of stock | 0 | 280,675 | 30,894 |
| Intangible assets | 1,613,643 | 1,358,927 | 149,579 |
| Escrow accounts | 183,262 | 138,876 | 15,286 |
| **TOTAL NONCURRENT ASSETS** | 24,819,007 | 26,210,739 | 2,885,057 |
| **TOTAL ASSETS** | 32,960,980 | 35,511,753 | 3,908,834 |

| LIABILITIES AND EQUITY | 2001 Rp | 2002 Rp | 2002 U.S.$ |
|---|---|---|---|
| **CURRENT LIABILITIES** | | | |
| Trade accounts payable | | | |
| Related parties | 1,322,058 | 1,390,101 | 153,011 |
| Third parties | 573,121 | 405,180 | 44,599 |
| Other accounts payable | 27,588 | 27,294 | 3,004 |
| Liability for cross-ownership transactions | 6,433,537 | 952,571 | 104,851 |
| Taxes payable | 707,902 | 1,432,626 | 157,691 |
| Dividend payable | 572,186 | 2,435,355 | 268,063 |
| Accrued expenses | 1,572,595 | 1,492,933 | 164,329 |
| Unearned income | 124,258 | 424,514 | 46,727 |
| Advances from customers and suppliers | 207,587 | 605,709 | 66,671 |
| Current maturities of long-term liabilities | 1,815,032 | 2,707,306 | 297,998 |
| **TOTAL CURRENT LIABILITIES** | 13,355,864 | 11,873,589 | 1,306,944 |
| **NONCURRENT LIABILITIES** | | | |
| Deferred tax liabilities – net | 1,898,170 | 1,776,126 | 195,501 |
| Unearned income under revenue-sharing arrangements | 256,035 | 194,602 | 21,420 |
| Unearned initial investor payment under joint operation scheme | 145,818 | 114,108 | 12,560 |
| Long-term liabilities – net of current maturities | | | |
| Two-step loans - related party | 9,384,113 | 7,770,200 | 855,278 |
| Suppliers' credit loans | 477,367 | 274,845 | 30,253 |
| Bridging loan | 133,162 | 79,052 | 8,701 |
| Liabilities for acquisition of a subsidiary | 591,796 | 0 | 0 |
| Project cost payable | 547,505 | 340,248 | 37,452 |
| Bond | 0 | 1,309,500 | 144,139 |
| Others | 150,435 | 9,749 | 1,073 |
| **TOTAL NONCURRENT LIABILITIES** | 13,584,401 | 11,868,430 | 1,306,376 |
| **MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY** | 915,827 | 1,330,263 | 146,424 |
| **EQUITY** | | | |
| Capital stock – Rp 500 par value per series-A Dwiwarna share and series-B shares. Authorized – 1 A Dwiwarna share and 39,999,999,999 series-B shares. Issued and fully paid – 1 A Dwiwarna share and 10,079,999,639 B shares | 5,040,000 | 5,040,000 | 554,761 |
| Additional paid-in capital | 1,073,333 | 1,073,333 | 118,143 |
| Difference due to change of equity in associated companies | 420,961 | 258,115 | 28,411 |
| Unrealized loss on decline in value of securities | (238) | 0 | 0 |
| Translation adjustment | 186,574 | 174,494 | 19,207 |
| Difference in value of restructuring transactions between Entities under common control | (9,418,560) | (7,402,343) | (814,787) |
| Retained earnings | | | |
| Appropriated | 320,393 | 756,336 | 83,251 |
| Unappropriated | 7,482,425 | 10,539,536 | 1,160,103 |
| Total equity | 5,104,888 | 10,439,471 | 1,149,089 |
| **TOTAL LIABILITIES AND EQUITY** | 32,960,980 | 35,511,753 | 3,908,834 |

## CONSOLIDATED STATEMENTS OF INCOME FOR THE SIX MONTH ENDED JUNE 30, 2001 AND 2002

(In Millions of Rupiah and Thousands of U.S. Dollar, except share and ADS data)

| | 2001 Rp | 2002 Rp | 2002 U.S.$ |
|---|---|---|---|
| **OPERATING REVENUES** | | | |
| Telephone | | | |
| Fixed phone | 3,062,685 | 3,551,503 | 390.919 |
| Cellular | 2,057,187 | 3,216,066 | 353.997 |
| Revenue under Joint Operation Scheme | 1,078,417 | 1,227,409 | 135,103 |
| Interconnection revenues | 784,662 | 963,593 | 106.064 |
| Other telecommunications services | 519,208 | 467,600 | 51,469 |
| Total Operating Revenues | 7,502,159 | 9,426,171 | 1,037,553 |
| **OPERATING EXPENSES** | | | |
| Depreciation | 1,362,620 | 1,573,103 | 173,154 |
| Operation, maintenance and telecommunications services | 934,027 | 1,134,484 | 124,874 |
| Personnel | 891,242 | 1,043,835 | 114,897 |
| General and administrative | 612,377 | 596,621 | 65,671 |
| Marketing | 88,645 | 109,796 | 12,085 |
| Total Operating Expenses | 3,888,911 | 4,457,839 | 490,681 |
| **OPERATING INCOME** | 3,613,248 | 4,968,332 | 546,872 |
| **OTHER INCOME (CHARGES)** | | | |
| Interest income | 394,017 | 231,734 | 25,507 |
| Interest expense | (576,366) | (807,243) | (88,854) |
| Loss on foreign exchange – net | (937,886) | 770,540 | 84,815 |
| Equity in net income (loss) of associated companies | 5,651 | (5,459) | (601) |
| Others – net | 439,966 | 42,528 | 4,681 |
| **OTHER INCOME (CHARGES) – Net** | (674,618) | 232,100 | 25,548 |
| **INCOME BEFORE TAX** | 2,938,630 | 5,200,432 | 572,420 |
| **TAX EXPENSE** | (1,026,136) | (1,544,068) | (169,958) |
| **INCOME BEFORE MINORITY INTEREST IN NET income INCOME OF SUBSIDIARIES** | 1,912,494 | 3,656,364 | 402,462 |
| **MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES** | (191,986) | (297,146) | (32,707) |
| **NET INCOME** | 1,720,508 | 3,359,218 | 369,754 |
| Net income per share | 170.69 | 333.26 | 0.04 |
| Net income per ADS (20 series-B shares per ADS) | 3,413.71 | 6,665.12 | 0.73 |

**Notes :**

- These consolidated financial statements are unaudited dan originally issued in Indonesia language.
- Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the year. Net income per ADS is computed by multiplying net income per share by 20, the number of shares represented by each ADS.
- The translations of the Rupiah amounts into United States Dollar are included solely for the convenience of the readers, using the average market buying and selling rates of Rp 9,085 to US$ 1.00 published by Reuters on August 5, 2002.
- The company subsidiaries includes : PT Telekomunikasi Selular ("TELKOMSEL"), PT Dayamitra Telekomunikasi, PT Indonusa Telemedia, PT Infomedia Nusantara, dan PT Graha Sarana Duta.

**Bandung, August 20, 2002**

**S.E & O**

**Board of Director**

The Jakarta Post : August 20, 2002